Filed Pursuant to Rule 424(b)(2)
Registration Statement No. 333-275898
(To Prospectus and
Prospectus Supplement, each dated December 20, 2023 and
Product Supplement EQUITY ARN-1 dated December 27, 2023

339,589 Units $10 principal amount per unit CUSIP No. 78016R777	Pricing Date Settlement Date Maturity Date	May 16, 2024 May 23, 2024 July 25, 2025

Accelerated Return Notes® Linked to the TOPIX®
◾      Maturity of approximately 14 months
◾      3-to-1 upside exposure to increases in the Index, subject to a capped return of 30.85%
◾      1-to-1 downside exposure to decreases in the Index, with 100% of your principal at risk
◾      All payments occur at maturity and are subject to the credit risk of Royal Bank of Canada
◾      No periodic interest payments
◾      In addition to the underwriting discount set forth below, the notes include a hedging-related charge of $0.05 per unit. See “Structuring the Notes”
◾      Limited secondary market liquidity, with no exchange listing
◾       The notes are unsecured debt securities and are not savings accounts or insured deposits of a bank. The notes are not insured or guaranteed by the Canada Deposit Insurance Corporation, the U.S. Federal Deposit Insurance Corporation, or any other governmental agency of Canada or the United States

The notes are being issued by Royal Bank of Canada (“RBC”). There are important differences between the notes and a conventional debt security, including different investment risks and certain additional costs. See “Risk Factors” beginning on page TS-6 of this term sheet and beginning on page PS-7 of product supplement EQUITY ARN-1.
The initial estimated value of the notes as of the pricing date is $9.74 per unit, which is less than the public offering price listed below. See “Summary” on the following page, “Risk Factors” beginning on page TS-6 of this term sheet and “Structuring the Notes” below for additional information. The actual value of your notes at any time will reflect many factors and cannot be predicted with accuracy.

None of the Securities and Exchange Commission (the “SEC”), any state securities commission, or any other regulatory body has approved or disapproved of these securities or determined if this Note Prospectus (as defined below) is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Unit	Total
Public offering price	$10.000	$3,395,890.000
Underwriting discount	$0.175	$59,428.075
Proceeds, before expenses, to RBC	$9.825	$3,336,461.925
The notes:
Are Not FDIC Insured	Are Not Bank Guaranteed	May Lose Value

BofA Securities
May 16, 2024

Accelerated Return Notes® Linked to the TOPIX®, due July 25, 2025
Summary
The Accelerated Return Notes® Linked to the TOPIX®, due July 25, 2025 (the “notes”) are our senior unsecured debt securities. The notes are not guaranteed or insured by the Canada Deposit Insurance Corporation or the U.S. Federal Deposit Insurance Corporation or secured by collateral. The notes will rank equally with all of our other unsecured and unsubordinated debt. Any payments due on the notes, including any repayment of principal, will be subject to the credit risk of RBC.  The notes are not bail-inable notes (as defined in the prospectus supplement). The notes provide you a leveraged return, subject to a cap, if the Ending Value of the Market Measure, which is the TOPIX® (the “Index”), is greater than the Starting Value. If the Ending Value is less than the Starting Value, you will lose all or a portion of the principal amount of your notes. Any payments on the notes will be calculated based on the $10 principal amount per unit and will depend on the performance of the Index, subject to our credit risk. See “Terms of the Notes” below.
The economic terms of the notes (including the Capped Value) are based on our internal funding rate, which is the rate we would pay to borrow funds through the issuance of market-linked notes and the economic terms of certain related hedging arrangements.  Our internal funding rate is typically lower than the rate we would pay when we issue conventional fixed or floating rate debt securities.  This difference in funding rate, as well as the underwriting discount and the hedging related charge described below, reduced the economic terms of the notes to you and the initial estimated value of the notes on the pricing date. Due to these factors, the public offering price you pay to purchase the notes is greater than the initial estimated value of the notes.
On the cover page of this term sheet, we have provided the initial estimated value for the notes.  This initial estimated value was determined based on our and our affiliates’ pricing models, which take into consideration our internal funding rate and the market prices for the hedging arrangements related to the notes.  For more information about the initial estimated value and the structuring of the notes, see “Structuring the Notes” below.

Terms of the Notes
Issuer:	Royal Bank of Canada (“RBC”)
Principal Amount:	$10.00 per unit
Term:	Approximately 14 months
Market Measure:	The TOPIX® (Bloomberg symbol: “TPX”), a price return index.
Starting Value:	2,737.54
Ending Value:
The average of the closing levels of the Market Measure on each calculation day occurring during the Maturity Valuation Period. The scheduled calculation days are subject to postponement in the event of Market Disruption Events, as described on page PS-24 of product supplement EQUITY ARN-1.

Participation Rate:	300%
Capped Value:	$13.085 per unit, which represents a return of 30.85% over the principal amount.
Maturity Valuation Period:	July 15, 2025, July 16, 2025, July 17, 2025, July 18, 2025 and July 22, 2025
Fees and Charges:	The underwriting discount of $0.175 per unit listed on the cover page and the hedging related charge of $0.05 per unit described in “Structuring the Notes” below.
Calculation Agent:	BofA Securities, Inc. (“BofAS”).
Redemption Amount Determination
On the maturity date, you will receive a cash payment per unit determined as follows:

Accelerated Return Notes®	TS-2

Accelerated Return Notes® Linked to the TOPIX®, due July 25, 2025
The terms and risks of the notes are contained in this term sheet and in the following:
◾	Product supplement EQUITY ARN-1 dated December 27, 2023: https://www.sec.gov/Archives/edgar/data/1000275/000114036123059840/ef20017521_424b5.htm
◾	Series J MTN prospectus supplement dated December 20, 2023: https://www.sec.gov/Archives/edgar/data/1000275/000119312523299523/d638227d424b3.htm
◾	Prospectus dated December 20, 2023: https://www.sec.gov/Archives/edgar/data/1000275/000119312523299520/d645671d424b3.htm
These documents (together, the “Note Prospectus”) have been filed as part of a registration statement with the SEC, which may, without cost, be accessed on the SEC website as indicated above or obtained from Merrill Lynch, Pierce, Fenner & Smith Incorporated (“MLPF&S”) or BofAS by calling toll-free at 1-800-294-1322. Before you invest, you should read the Note Prospectus, including this term sheet, for information about us and this offering.  Any prior or contemporaneous oral statements and any other written materials you may have received are superseded by the Note Prospectus. Capitalized terms used but not defined in this term sheet have the meanings set forth in product supplement EQUITY ARN-1. Unless otherwise indicated or unless the context requires otherwise, all references in this document to “we,” “us,” “our,” or similar references are to RBC.
Investor Considerations

You may wish to consider an investment in the notes if:
◾	You anticipate that the Index will increase moderately from the Starting Value to the Ending Value.
◾	You are willing to risk a loss of principal and return if the Index decreases from the Starting Value to the Ending Value.
◾	You accept that the return on the notes will be capped.
◾	You are willing to forgo the interest payments that are paid on conventional interest bearing debt securities.
◾	You are willing to forgo dividends or other benefits of owning the stocks included in the Index.
◾
You are willing to accept a limited or no market for sales prior to maturity, and understand that the market prices for the notes, if any, will be affected by various factors, including our actual and perceived creditworthiness, our internal funding rate and fees and charges on the notes.

◾	You are willing to assume our credit risk, as issuer of the notes, for all payments under the notes, including the Redemption Amount.
The notes may not be an appropriate investment for you if:
◾	You believe that the Index will decrease from the Starting Value to the Ending Value or that it will not increase sufficiently over the term of the notes to provide you with your desired return.
◾	You seek principal repayment or preservation of capital.
◾	You seek an uncapped return on your investment.
◾	You seek interest payments or other current income on your investment.
◾	You want to receive dividends or other distributions paid on the stocks included in the Index.
◾	You seek an investment for which there will be a liquid secondary market.
◾	You are unwilling or are unable to take market risk on the notes or to take our credit risk as issuer of the notes.

We urge you to consult your investment, legal, tax, accounting, and other advisors before you invest in the notes.

Accelerated Return Notes®	TS-3

Accelerated Return Notes® Linked to the TOPIX®, due July 25, 2025
Hypothetical Payout Profile and Examples of Payments at Maturity
Accelerated Return Notes®
This graph reflects the returns on the notes, based on the Participation Rate of 300% and the Capped Value of $13.085 per unit. The green line reflects the returns on the notes, while the dotted gray line reflects the returns of a direct investment in the stocks included in the Index, excluding dividends.
This graph has been prepared for purposes of illustration only.

The following table and examples are for purposes of illustration only.  They are based on hypothetical values and show hypothetical returns on the notes. They illustrate the calculation of the Redemption Amount and total rate of return based on a hypothetical Starting Value of 100, the Participation Rate of 300%, the Capped Value of $13.085 per unit and a range of hypothetical Ending Values. The actual amount you receive and the resulting total rate of return will depend on the actual Starting Value and Ending Value, and whether you hold the notes to maturity. The following examples do not take into account any tax consequences from investing in the notes.
For recent actual levels of the Market Measure, see “The Index” section below. The Index is a price return index and as such the Ending Value will not include any income generated by dividends paid on the stocks included in the Index, which you would otherwise be entitled to receive if you invested in those stocks directly. In addition, all payments on the notes are subject to issuer credit risk.

Ending Value	Percentage Change from the Starting Value to the Ending Value	Redemption Amount per Unit	Total Rate of Return on the Notes
0.00	-100.00%	$0.000	-100.00%
50.00	-50.00%	$5.000	-50.00%
80.00	-20.00%	$8.000	-20.00%
90.00	-10.00%	$9.000	-10.00%
94.00	-6.00%	$9.400	-6.00%
97.00	-3.00%	$9.700	-3.00%
100.00(1)	0.00%	$10.000	0.00%
102.00	2.00%	$10.600	6.00%
103.00	3.00%	$10.900	9.00%
110.00	10.00%	$13.000	30.00%
110.29	10.29%	$13.085(2)	30.85%
120.00	20.00%	$13.085	30.85%
130.00	30.00%	$13.085	30.85%
140.00	40.00%	$13.085	30.85%
150.00	50.00%	$13.085	30.85%
160.00	60.00%	$13.085	30.85%

(1)
The hypothetical Starting Value of 100 used in these examples has been chosen for illustrative purposes only. The actual Starting Value for the Market Measure is 2,737.54, which was the closing level of the Market Measure on the pricing date.

(2)	The Redemption Amount per unit cannot exceed the Capped Value.

Accelerated Return Notes®	TS-4

Accelerated Return Notes® Linked to the TOPIX®, due July 25, 2025
Redemption Amount Calculation Examples
Example 1
The Ending Value is 80.00, or 80.00% of the Starting Value:
Starting Value:	100.00
Ending Value:	80.00
= $8.00 Redemption Amount per unit

Example 2
The Ending Value is 103.00, or 103.00% of the Starting Value:
Starting Value:	100.00
Ending Value:	103.00
= $10.90 Redemption Amount per unit

Example 3
The Ending Value is 130.00, or 130.00% of the Starting Value:
Starting Value:	100.00
Ending Value:	130.00
= $19.00, however, because the Redemption Amount for the notes cannot exceed the Capped Value, the Redemption Amount will be $13.085 per unit

Accelerated Return Notes®	TS-5

Accelerated Return Notes® Linked to the TOPIX®, due July 25, 2025
Risk Factors
There are important differences between the notes and a conventional debt security.  An investment in the notes involves significant risks, including those listed below. You should carefully review the more detailed explanation of risks relating to the notes in the “Risk Factors” sections beginning on page PS-7 of product supplement EQUITY ARN-1, page S-3 of the MTN prospectus supplement, and page 1 of the prospectus identified above. We also urge you to consult your investment, legal, tax, accounting, and other advisors before you invest in the notes.
Structure-related Risks
◾	Depending on the performance of the Index as measured shortly before the maturity date, your investment may result in a loss; there is no guaranteed return of principal.
◾	Your return on the notes may be less than the yield you could earn by owning a conventional fixed or floating rate debt security of comparable maturity.
◾
Payments on the notes are subject to our credit risk, and actual or perceived changes in our creditworthiness are expected to affect the value of the notes. If we become insolvent or are unable to pay our obligations, you may lose your entire investment.

◾	Your investment return is limited to the return represented by the Capped Value and may be less than a comparable investment directly in the stocks included in the Index.
Valuation- and Market-related Risks
◾
The initial estimated value of the notes is an estimate only, determined as of a particular point in time by reference to our and our affiliates’ pricing models. These pricing models consider certain assumptions and variables, including our credit spreads, our internal funding rate on the pricing date, mid-market terms on hedging transactions, expectations on interest rates and volatility, price-sensitivity analysis, and the expected term of the notes. These pricing models rely in part on certain forecasts about future events, which may prove to be incorrect.

◾
The public offering price you pay for the notes exceeds the initial estimated value. If you attempt to sell the notes prior to maturity, their market value may be lower than the price you paid for them and lower than the initial estimated value. This is due to, among other things, changes in the level of the Index, our internal funding rate, and the inclusion in the public offering price of the underwriting discount and the hedging related charge, all as further described in “Structuring the Notes” below. These factors, together with various credit, market and economic factors over the term of the notes, are expected to reduce the price at which you may be able to sell the notes in any secondary market and will affect the value of the notes in complex and unpredictable ways.

◾
The initial estimated value does not represent a minimum or maximum price at which we, MLPF&S, BofAS or any of our affiliates would be willing to purchase your notes in any secondary market (if any exists) at any time. The value of your notes at any time after issuance will vary based on many factors that cannot be predicted with accuracy, including the performance of the Index, our creditworthiness and changes in market conditions.

◾
A trading market is not expected to develop for the notes. None of us, MLPF&S or BofAS is obligated to make a market for, or to repurchase, the notes. There is no assurance that any party will be willing to purchase your notes at any price in any secondary market.

Conflict-related Risks
◾
Our business, hedging and trading activities, and those of MLPF&S, BofAS and our respective affiliates (including trades in shares of companies included in the Index), and any hedging and trading activities we, MLPF&S, BofAS or our respective affiliates engage in for our clients’ accounts, may affect the market value and return of the notes and may create conflicts of interest with you.

◾	There may be potential conflicts of interest involving the calculation agent, which is BofAS. We have the right to appoint and remove the calculation agent.
Market Measure-related Risks
◾	The Index sponsor may adjust the Index in a way that affects its level, and has no obligation to consider your interests.
◾
You will have no rights of a holder of the securities represented by the Index, and you will not be entitled to receive securities or dividends or other distributions by the issuers of those securities.

◾
While we, MLPF&S, BofAS or our respective affiliates may from time to time own securities of companies included in the Index, we, MLPF&S, BofAS and our respective affiliates do not control any company included in the Index, and have not verified any disclosure made by any other company.

◾
Your return on the notes and the value of the notes may be affected by exchange rate movements and factors affecting the international securities markets, specifically changes in Japan. In addition, you will not obtain the benefit of any increase in the value of the Japanese yen against the U.S. dollar, which you would have received if you had owned the securities represented by the Index during the term of your notes, although the levels of the Index may be adversely affected by general exchange rate movements in the market.

Accelerated Return Notes®	TS-6

Accelerated Return Notes® Linked to the TOPIX®, due July 25, 2025
Tax-related Risks
◾
The U.S. federal income tax consequences of the notes are uncertain, and may be adverse to a holder of the notes.  See “Summary of U.S. Federal Income Tax Consequences” below and “U.S. Federal Income Tax Summary” beginning on page PS-38 of product supplement EQUITY ARN-1. For a discussion of the Canadian federal income tax consequences of investing in the notes, see “Tax Consequences—Canadian Taxation” in the prospectus dated December 20, 2023.

Other Terms of the Notes
Market Measure Business Day

The following definition shall supersede and replace the definition of a “Market Measure Business Day” set forth in product supplement EQUITY ARN-1.

A “Market Measure Business Day” means a day on which:

(A)	the Tokyo Stock Exchange (or any successor) is open for trading; and
(B)	the Index or any successor thereto is calculated and published.

Accelerated Return Notes®	TS-7

Accelerated Return Notes® Linked to the TOPIX®, due July 25, 2025
The Index
All disclosures contained in this term sheet regarding the Index, including, without limitation, its make-up, method of calculation, and changes in its components, have been derived from publicly available sources.  The sponsor of the Index, JPX Market Innovation & Research, Inc. (“JPXI”), which licenses the copyright and all other rights to the Index, has no obligation to continue to publish, and may discontinue publication of, the Index. The consequences of the Index sponsor discontinuing publication of the Index are discussed in the section entitled “Description of ARNs—Discontinuance of an Index” in product supplement EQUITY ARN-1. None of us, the calculation agent, MLPF&S or BofAS accepts any responsibility for the calculation, maintenance or publication of the Index or any successor index.
TOPIX is a free-float adjusted market capitalization weighted index comprised of domestic common stocks listed on the Tokyo Stock Exchange (TSE) covering an extensive portion of the Japanese stock market. On April 4, 2022, JPXI began revisions to TOPIX in conjunction with the restructuring of the TSE into three new market segments: Prime Market (companies which center their business on constructive dialogue with global investors), Standard Market (companies with sufficient liquidity and governance levels to be investment instruments) and Growth Market (companies with high growth potential). Revisions to TOPIX are being carried out in stages from October 2022 to January 2025. Prior to April 4, 2022, TOPIX was comprised of all domestic common stocks listed on the First Section of the TSE. At that time, domestic stocks admitted to the TSE were assigned either to the TSE First Section, TSE Second Section, TSE Mothers, or JASDAQ (Standard and Growth). Additional information about TOPIX (including the top ten constituent stocks and weights and sector weights) is available on the following website: https://www.jpx.co.jp/english/markets/indices/topix/. We are not incorporating by reference the website or any material it includes in this document.
TOPIX Composition and Maintenance
As of April 4, 2022, TOPIX was comprised of all domestic common stocks listed on the TSE First Section as of April 1, 2022 (the business day before the TSE market restructuring), excluding certain types of securities such as subscription warrant securities, preferred stock, and equity contribution securities. During the period from April 4, 2022 to January 31, 2025, constituent revisions will be carried out in stages as described further below. Accordingly, the historical performance of the Index may differ from its future performance.
TOPIX Calculation
TOPIX is a free-float adjusted market capitalization weighted index, which reflects movements in the market capitalization as measured from a base index value of 100 set on the base date of January 4, 1968. The discussion below describes the “price return” calculation of TOPIX.
JPXI calculates TOPIX by multiplying the base index value of 100 by the quotient of the current free-float-adjusted market value in Japanese yen divided by the base market value. The resulting value is rounded to the nearest one hundredth. The formula for calculating TOPIX value can be expressed as follows:
Index value = Base Index Value of 100 ×	Current free float adjusted market value
Base market value
The current free-float-adjusted market value is the sum of the products of the price times the number of free-float shares for each constituent stock.
The number of free-float shares for this calculation is the total number of listed shares multiplied by free-float weight ratio multiplied by the cap-adjustment ratio. The total number of listed shares used for this purpose is usually the same as the number of actual listed shares. However, in some cases these numbers will differ due to corporate actions. For example, in the case of a stock split, the number of listed shares will increase on the additional listing date after the stock split becomes effective. On the other hand, the number of listed shares for index calculation purposes will increase on the ex-rights date, leading these two numbers to be different for a brief period.
Free-float weight is the percentage of listed shares deemed to be available for trading in the market, and is calculated by JPXI for each constituent stock. Free-float weight is calculated by subtracting the quotient of non-free-float shares divided by listed shares from one. Free-float weight is reviewed in order to reflect the latest share ownership distribution. The timing of the free-float weight review varies depending on when earnings are announced. In addition to the periodic review, extraordinary reviews are conducted at JPXI’s discretion if free-float weight changes significantly due to events such as third-party allotment. JPXI estimates non-free-float shares using published materials such as securities reports. JPXI generally considers the following to be non-free float shares: shares held by the top ten major shareholders (with certain exceptions), treasury stocks, shares with limited voting rights as specified in Article 308(1) of the Companies Act, shares held by board members and other representatives, shares held by other listed companies for investment purposes other than pure investment, and other shares deemed by JPXI to be unavailable for trading in the market. Securities deemed to be held by individuals indicated in the section of the state of corporate governance, etc. in the securities report will not be included in the estimation of non-free-float shares.
The upper weighting limit for any one constituent of TOPIX is 10%. If an issue’s weight calculated by free-float adjusted market capitalization as of the last business day of every August is over the upper limit, a cap-adjustment ratio for adjustment of weight will be applied to said issue on the last business day of October. Even if the weight again exceeds the upper limit due to stock price movements or other reasons, the cap-adjustment ratio will not be changed until the last business day of the next October.

Accelerated Return Notes®	TS-8

Accelerated Return Notes® Linked to the TOPIX®, due July 25, 2025
In the event of any increase or decrease in the current free-float-adjusted market value due to causes other than fluctuations in the stock market, such as public offerings, adjustments are made by JPXI to the base market value in order to maintain the continuity of TOPIX.
The adjusted base market value will equal the old base market value multiplied by the free-float-adjusted market value on the business day before the adjustment date plus or minus, as applicable, the adjustment amount divided by the free-float-adjusted market value on the business day before the adjustment date.
The adjustment amount for the foregoing calculation is the product of the change (the increase or decrease) in the number of shares used for index calculation times the price of the shares used for the adjustment.
Inclusion or Removal of Constituents
Weighting Adjustments by Tradable Share Market Capitalization Criteria (only applicable from April 4, 2022 through January 31, 2025)
1.	Designation of “phased weighting reduction constituents”
I.	Of the constituents as of April 1, 2022, those that fall under both the following (a) and (b) will be designated as “phased weighting reduction constituents”:
a)
First decision: The constituent’s tradable share market capitalization is less then JPY 10 billion as of the “Notice on Whether the Listed Company is Meeting the Continued Listing Criteria for New Market Segments”, which has a base date of June 30, 2021, and

b)	Second decision: The constituent’s tradeable share market capitalization is less than JPY 10 billion at the end of the reporting period following the reporting period used in decision (a).
II.
Any constituent applying for listing on the First Section through an initial listing (excluding technical listings) or section transfer after the “first set of revisions pertaining to cash equity market restructuring” were implemented on November 1, 2020 will not be subject to designation as a phased weighting reduction constituent based on tradable share market capitalization.

2.	Adjustment to the weighting of phased weighting reduction constituents
I.
The weighting of phased weighting reduction constituents will be reduced in 10 stages on the last business day of every quarter starting on the last business day of October 2022 (October 31, 2022), and these constituents will be removed from the index on the last business day of January 2025.

II.
Said adjustments to the weighting of phased weighting reduction constituents will be calculated by multiplying the free-float weight by the transition factor (which will decrease from 1.0 to 0 in increments of 0.1).

III.
In order to check whether there have been changes to the tradeable share market capitalization of each phased weighting reduction constituent, a re-evaluation will be conducted, using tradable share market capitalization as of the end of the reporting period following the reporting period used for the second decision in (i)(b). If the tradable share market capitalization of a constituent has reached JPY 10 billion or more but the annual traded value ratio of said constituent has not reached 0.2 at this point, the transition factor will no longer decrease as of the fifth stage (it will stay at 0.6, the same as the fourth stage). If the tradable share market capitalization and the annual traded value ratio of a constituent have reached JPY 10 billion or more and 0.2 or more respectively at this point, the transition factor shall be increased to 1 in increments of 0.1 from the fifth stage and said constituent will be removed from the list of phased weighting reduction constituents. The traded value ratio used for the re-evaluation in (ii) is calculated using the sum of monthly traded value ratios from September 2022 to August 2023. The monthly traded value ratio shall be calculated as follows: (Median of daily traded value in trading sessions at TSE multiplied by the number of business days in the month) divided by the free-float adjusted market capitalization as of the last business day of the month before the transition factor was applied.

Transition Schedule
Transition Stage	Index Revision Date	Transition Factor
1st	Last business day of October 2022	x0.9
2nd	Last business day of January 2023	x0.8
3rd	Last business day of April 2023	x0.7

Accelerated Return Notes®	TS-9

Accelerated Return Notes® Linked to the TOPIX®, due July 25, 2025
4th	Last business day of July 2023	x0.6
Re-evaluation
5th	Last business day of October 2023	x0.5
6th	Last business day of January 2024	x0.4
7th	Last business day of April 2024	x0.3
8th	Last business day of July 2024	x0.2
9th	Last business day of October 2024	x0.1
10th (removed from TOPIX)	Last business day of January 2025	x0

Non-Periodic Removal
Constituents which are delisted (excluding cases where the stock lists on another TSE market immediately), designated as securities to be delisted, or designated as securities on alert shall be removed.
If a constituent was designated as a security on alert as of the day of transition to the new market structure (April 4, 2022), said constituent was removed from TOPIX on the last business day of April 2022.
Non-Periodic Inclusion
Stocks which carry out initial listings (excluding technical listings) on or transfer to the Prime Market will be included in TOPIX on the last business day of the month following the month containing the listing date or transfer date.
In the event a constituent of TOPIX is delisted due to a stock transfer, stock swap, merger for creating a new company or demerger, and the newly created, surviving or succeeding company is listed without delay, JPXI will add the new company to the index.
In the event a constituent of TOPIX is delisted due to a stock swap or absorption-type merger, in which the surviving company or the parent company holding all shares of the constituent company is not a constituent of TOPIX, then JPXI will add the surviving company or the parent company to the index.
For issues that are removed from the index due to designation as securities on alert, but have had said designation cancelled as of the last business day of August 2023, if the company meets the same criteria as for the re-evaluation in “Adjustment to the weighting of phased weighting reduction constituents” above (i.e., tradeable share market capitalization of JPY 10 billion or more and annual traded value ratio of 0.2 or more), said company shall be added to TOPIX on the last business day of October 2023.
Dates of Constituent Inclusion and Removal
	Event Requiring Adjustment	Adjustment Date	Stock Price Used for Adjustment
Inclusion	New listing on the Prime Market.	Last business day of the month after such listing.	Stock price at the end of trading on the business day before adjustment date
Inclusion	New listing of a newly formed company resulting from a corporate consolidation, etc., that results in a TOPIX constituent being delisted and the new company being included in TOPIX.	New listing date. If the initial listing date falls on a holiday, it will be the following business day.	Base price

Accelerated Return Notes®	TS-10

Accelerated Return Notes® Linked to the TOPIX®, due July 25, 2025
Inclusion	Delisting of a TOPIX constituent due to a stock swap or an absorption-type merger with a surviving stock that is not a TOPIX constituent, and the surviving stock is included in TOPIX.	Delisting date	Stock price at the end of trading on the business day before adjustment date
Inclusion	A company is transferred to the Prime Market.	Last business day of the month following such change.	Stock price at the end of trading on the business day before adjustment date
Removal	New listing of a newly formed company resulting from a corporate consolidation, etc., that results in a TOPIX constituent being delisted and the new company being included in TOPIX.	Listing date of the newly formed company (normally two business days following delisting date).
Stock price at the end of trading on the business day before the delisting date. The stock price at the end of trading on the business day before the delisting date is used to calculate TOPIX for the period from the delisting date to the removal date.

Removal	A constituent is to be delisted due to a reason other than as described in the preceding scenario.	Delisting date	Stock price at the end of trading on the business day before adjustment date.
Removal	A constituent’s securities are designated to be delisted or designated as a security on alert.	Four business days after designation. If the designation date falls on a holiday, it will be the next business day.	Stock price at the end of trading on the business day before adjustment date.
Change in the Number of Shares
Changes in the number of shares and the price of the shares for adjustments to the base market value will be made as described in the table below.
Event Requiring Adjustment	Adjustment Date	Stock Price Used for Adjustment
Change of free-float weight	Date of change	Stock price at the end of trading on the business day before adjustment date
Public offering	Additional listing date (day after payment date). If listing date falls on a holiday, it will be the next business day	Stock price at the end of trading on the business day before adjustment date
Third-party allotment	Five business days after additional listing date (two business days after payment date)	Stock price at the end of trading on the business day before adjustment date
Capital increase through allotment to shareholders	Ex-rights date	Payment price per share

Accelerated Return Notes®	TS-11

Accelerated Return Notes® Linked to the TOPIX®, due July 25, 2025
Exercise of subscription warrants	Last business day of the month following exercise	Stock price at the end of trading on the business day before adjustment date
Conversion of preferred shares	Last business day of the month following conversion	Stock price at the end of trading on the business day before adjustment date
Cancellation of treasury stock	Last business day of the month following cancellation	Stock price at the end of trading on the business day before adjustment date
Merger or stock swaps between a non-surviving constituent and another constituent	Delisting date of the non-surviving constituent	Stock price at the end of trading on the business day before adjustment date
Merger or stock swaps other than that described above	Listing change date (effective date)	Stock price at the end of trading on the business day before adjustment date
Rights offering (limited to case where the allotted subscription warrant securities are listed; the case where the allotted subscription warrant securities are not listed is treated as “Exercise of subscription warrants”)
	Ex-rights date	Payment price per share
Sale of shares held by the Japanese government (Nippon Telegraph, Telephone and Japan Tobacco and Japan Post Holdings only)	Date determined by JPXI (generally the delivery date)	Stock price at the end of trading on the business day before adjustment date
Demerger (absorption-type)	Listing change date (the effective date)	Stock price at the end of trading on the business day before adjustment date
Other adjustments	Last business day of the month in which the information appears in “Sho-ho” (TSE Notice) or the last business day of the following month	Stock price at the end of trading on the business day before adjustment date
No adjustments will be made to the base market value in the case of a stock split, reverse stock split, or gratis allotment of shares (limited to cases where treasury stock is allotted).
Retroactive adjustments will not be made, even if the previously announced notice that resulted in an index adjustment is revised on the issuer’s report.
Where an event that is not specified in the rules of TOPIX occurs, or if JPXI decides that it is difficult to use its existing methods to calculate TOPIX, JPXI may use an alternate method of index calculation as it deems valid.

Accelerated Return Notes®	TS-12

Accelerated Return Notes® Linked to the TOPIX®, due July 25, 2025
The following graph shows the daily historical performance of the Index in the period from January 1, 2014 through the pricing date.  We obtained this historical data from Bloomberg L.P. We have not independently verified the accuracy or completeness of the information obtained from Bloomberg L.P. On the pricing date, the closing level of the Index was 2,737.54.
Historical Performance of the Index
This historical data on the Index is not necessarily indicative of the future performance of the Index or what the value of the notes may be. Any historical upward or downward trend in the level of the Index during any period set forth above is not an indication that the level of the Index is more or less likely to increase or decrease at any time over the term of the notes.
Before investing in the notes, you should consult publicly available sources for the levels of the Index.
License Agreement
We expect to enter into a license agreement with JPXI, in exchange for a fee, whereby we will be permitted to use TOPIX in connection with the offer and sale of the notes. We are not affiliated with JPXI; the only relationship between JPXI and us is the licensing of the use of TOPIX and trademarks relating to TOPIX.
The notes are not sponsored, endorsed or promoted by JPXI. No inference should be drawn from the information contained in this document that JPXI makes any representation or warranty, implied or express, to us, any holder of the notes or any member of the public regarding the advisability of investing in securities generally or in the notes in particular or the ability of TOPIX to track general stock market performance.
JPXI determines, composes and calculates TOPIX without regard to the notes. JPXI has no obligation to take into account your interest, or that of anyone else having an interest, in the notes in determining, composing or calculating TOPIX. JPXI is not responsible for and has not participated in the determination of the terms, prices or amount of the notes and will not be responsible for or participate in any determination or calculation regarding the principal amount of the notes payable at the stated maturity date or upon redemption. JPXI has no obligation or liability in connection with the administration, marketing or trading of the notes.
Neither we nor any of our affiliates accepts any responsibility for the calculation, maintenance or publication of TOPIX or any successor index. JPXI disclaims all responsibility for any errors or omissions in the calculation and dissemination of TOPIX or the manner in which TOPIX is applied in determining any initial index level or final index level or any amount payable upon maturity or redemption of the notes.
TOPIX Index Value and TOPIX Marks are subject to the proprietary rights owned by JPXI and JPXI owns all rights and know-how relating to TOPIX such as calculation, publication and use of TOPIX Index Value and relating to TOPIX Marks. JPXI shall reserve the rights to change the methods of calculation or publication, to cease the calculation or publication of TOPIX Index Value or to change TOPIX Marks or cease the use thereof. JPXI makes no warranty or representation whatsoever, either as to the results stemmed from the use of TOPIX Index Value and TOPIX Marks or as to the figure at which TOPIX Index Value stands on any particular day. JPXI gives no assurance regarding accuracy or completeness of TOPIX Index Value and data contained therein. Further, JPXI shall not be liable for the miscalculation, incorrect publication, delayed or interrupted publication of TOPIX Index Value. No securities are in any way

Accelerated Return Notes®	TS-13

Accelerated Return Notes® Linked to the TOPIX®, due July 25, 2025
sponsored, endorsed or promoted by JPXI.  JPXI shall not bear any obligation to give an explanation of the notes or an advice on investments to any purchaser of the notes or to the public. JPXI neither selects specific stocks or groups thereof nor takes into account any needs of the issuing company or any purchaser of the notes, for calculation of TOPIX Index Value. Including but not limited to the foregoing, JPXI shall not be responsible for any damage resulting from the issue and sale of the notes.

Accelerated Return Notes®	TS-14

Accelerated Return Notes® Linked to the TOPIX®, due July 25, 2025
Supplement to the Plan of Distribution
Under our distribution agreement with BofAS, BofAS will purchase the notes from us as principal at the public offering price indicated on the cover of this term sheet, less the indicated underwriting discount.
MLPF&S will purchase the notes from BofAS for resale, and will receive a selling concession in connection with the sale of the notes in an amount up to the full amount of underwriting discount set forth on the cover of this term sheet.
We will pay a fee to LFT Securities, LLC for providing certain electronic platform services with respect to this offering, which will reduce the economic terms of the notes to you. An affiliate of BofAS has an ownership interest in LFT Securities, LLC.
We will deliver the notes against payment therefor in New York, New York on a date that is greater than two business days following the pricing date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes more than two business days prior to the original issue date will be required to specify alternative settlement arrangements to prevent a failed settlement.
The notes will not be listed on any securities exchange. In the original offering of the notes, the notes will be sold in minimum investment amounts of 100 units. If you place an order to purchase the notes, you are consenting to MLPF&S and/or one of its affiliates acting as a principal in effecting the transaction for your account.
MLPF&S and BofAS may repurchase and resell the notes, with repurchases and resales being made at prices related to then-prevailing market prices or at negotiated prices, and these prices will include MLPF&S’s and BofAS’s trading commissions and mark-ups or mark-downs. MLPF&S and BofAS may act as principal or agent in these market-making transactions; however, neither is obligated to engage in any such transactions. At their discretion, for a short, undetermined initial period after the issuance of the notes, MLPF&S and BofAS may offer to buy the notes in the secondary market at a price that may exceed the initial estimated value of the notes. Any price offered by MLPF&S or BofAS for the notes will be based on then-prevailing market conditions and other considerations, including the performance of the Index and the remaining term of the notes. However, none of us, MLPF&S, BofAS or any of our respective affiliates is obligated to purchase your notes at any price or at any time, and we cannot assure you that we, MLPF&S, BofAS or any of our respective affiliates will purchase your notes at a price that equals or exceeds the initial estimated value of the notes.
The value of the notes shown on your account statement will be based on BofAS’s estimate of the value of the notes if BofAS or another of its affiliates were to make a market in the notes, which it is not obligated to do. That estimate will be based upon the price that BofAS may pay for the notes in light of then-prevailing market conditions and other considerations, as mentioned above, and will include transaction costs. At certain times, this price may be higher than or lower than the initial estimated value of the notes.
The distribution of the Note Prospectus in connection with these offers or sales will be solely for the purpose of providing investors with the description of the terms of the notes that was made available to investors in connection with their initial offering. Secondary market investors should not, and will not be authorized to, rely on the Note Prospectus for information regarding RBC or for any purpose other than that described in the immediately preceding sentence.

Accelerated Return Notes®	TS-15

Accelerated Return Notes® Linked to the TOPIX®, due July 25, 2025
Structuring the Notes
The notes are our debt securities, the return on which is linked to the performance of the Index.  As is the case for all of our debt securities, including our market-linked notes, the economic terms of the notes reflect our actual or perceived creditworthiness at the time of pricing.  In addition, because market-linked notes result in increased operational, funding and liability management costs to us, we typically borrow the funds under these notes at a rate that is more favorable to us than the rate which we refer to as our internal funding rate, which is the rate that we might pay for a conventional fixed or floating rate debt security. This generally relatively lower internal funding rate, which is reflected in the economic terms of the notes, along with the fees and charges associated with market-linked notes, resulted in the initial estimated value of the notes on the pricing date being less than their public offering price.
At maturity, we are required to pay the Redemption Amount to holders of the notes, which will be calculated based on the $10 per unit principal amount and will depend on the performance of the Index. In order to meet these payment obligations, at the time we issue the notes, we may choose to enter into certain hedging arrangements (which may include call options, put options or other derivatives) with BofAS or one of its affiliates.  The terms of these hedging arrangements are determined by seeking bids from market participants, including MLPF&S, BofAS and their affiliates, and take into account a number of factors, including our creditworthiness, interest rate movements, the volatility of the Index, the tenor of the notes and the tenor of the hedging arrangements.  The economic terms of the notes and their initial estimated value depend in part on the terms of these hedging arrangements.
BofAS has advised us that the hedging arrangements will include a hedging related charge of approximately $0.05 per unit, reflecting an estimated profit to be credited to BofAS from these transactions.  Since hedging entails risk and may be influenced by unpredictable market forces, additional profits and losses from these hedging arrangements may be realized by BofAS or any third party hedge providers.
For further information, see “Risk Factors—Valuation- and Market-related Risks” beginning on page PS-7 and “Use of Proceeds and Hedging” on page PS-20 of product supplement EQUITY ARN-1.

Accelerated Return Notes®	TS-16

Accelerated Return Notes® Linked to the TOPIX®, due July 25, 2025
Summary of Canadian Federal Income Tax Consequences
For a discussion of the material Canadian federal income tax consequences relating to an investment in the notes, please see the section entitled “Tax Consequences—Canadian Taxation” in the prospectus dated December 20, 2023.
Summary of U.S. Federal Income Tax Consequences
You should consider the U.S. federal income tax consequences of an investment in the notes, including the following:
◾	There is no statutory, judicial, or administrative authority directly addressing the characterization of the notes.
◾
You agree with us (in the absence of a statutory, regulatory, administrative, or judicial ruling to the contrary) to characterize and treat the notes for all tax purposes as pre-paid cash-settled derivative contracts in respect of the Index.

◾
Under this characterization and tax treatment of the notes, a U.S. holder (as defined on page 45 of the prospectus) generally will recognize capital gain or loss upon the sale or maturity of the notes. This capital gain or loss generally will be long-term capital gain or loss if you held the notes for more than one year.

◾	No assurance can be given that the Internal Revenue Service or any court will agree with this characterization and tax treatment.
◾
Under current Internal Revenue Service guidance, withholding on “dividend equivalent” payments (as discussed in the product supplement), if any, will not apply to notes that are issued as of the date of this document unless such notes are “delta-one” instruments. The discussion in the accompanying product supplement is modified to reflect Internal Revenue Service guidance, which states that the U.S. Treasury Department and the Internal Revenue Service intend to amend the effective dates of the U.S. Treasury Department regulations to provide that withholding on dividend equivalent payments will not apply to specified equity-linked instruments that are not delta-one instruments and that are issued before January 1, 2025.

You should consult your own tax advisor concerning the U.S. federal income tax consequences to you of acquiring, owning, and disposing of the notes, as well as any tax consequences arising under the laws of any state, local, foreign, or other tax jurisdiction and the possible effects of changes in U.S. federal or other tax laws.  You should review carefully the discussion under the section entitled “U.S. Federal Income Tax Summary” beginning on page PS-38 of product supplement EQUITY ARN-1.
Validity of the Notes
In the opinion of Norton Rose Fulbright Canada LLP, as Canadian counsel to RBC, the issue and sale of the notes has been duly authorized by all necessary corporate action of RBC in conformity with the Indenture, and when the notes have been duly executed, authenticated and issued in accordance with the Indenture and delivered against payment therefor, the notes will be validly issued and, to the extent validity of the notes is a matter governed by the laws of the Province of Ontario or Québec, or the federal laws of Canada applicable therein, will be valid obligations of RBC, subject to the following limitations: (i) the enforceability of the Indenture may be limited by the Canada Deposit Insurance Corporation Act (Canada), the Winding-up and Restructuring Act (Canada) and bankruptcy, insolvency, reorganization, receivership, moratorium, arrangement or winding-up laws or other similar laws of general application affecting the enforcement of creditors’ rights generally; (ii) the enforceability of the Indenture is subject to general equitable principles, including the principle that the availability of equitable remedies, such as specific performance and injunction, may only be granted at the discretion of a court of competent jurisdiction; (iii) under applicable limitations statutes generally, including that the enforceability of the Indenture will be subject to the limitations contained in the Limitations Act, 2002 (Ontario), and such counsel expresses no opinion as to whether a court may find any provision of the Indenture to be unenforceable as an attempt to vary or exclude a limitation period under such applicable limitations statutes; (iv) rights to indemnity and contribution under the notes or the Indenture which may be limited by applicable law; and (v) courts in Canada are precluded from giving a judgment in any currency other than the lawful money of Canada and such judgment may be based on a rate of exchange in existence on a day other than the day of payment, as prescribed by the Currency Act (Canada).  This opinion is given as of the date hereof and is limited to the laws of the Provinces of Ontario and Québec and the federal laws of Canada applicable therein. In addition, this opinion is subject to customary assumptions about the Trustee’s authorization, execution and delivery of the Indenture and the genuineness of signatures and to such counsel’s reliance on RBC and other sources as to certain factual matters, all as stated in the opinion letter of such counsel dated December 20, 2023, which has been filed as Exhibit 5.3 to RBC’s Form 6-K filed with the SEC dated December 20, 2023.
In the opinion of Ashurst LLP, when the notes have been duly completed in accordance with the Indenture and issued and sold as contemplated by the prospectus supplement and the prospectus, the notes will be valid, binding and enforceable obligations of RBC, entitled to the benefits of the Indenture, subject to applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors’ rights and subject to general principles of equity, public policy considerations and the discretion of the court before which any suit or proceeding may be brought. This opinion is given as of the date hereof and is limited to the laws of the State of New York.  This opinion is subject to customary assumptions about the Trustee’s authorization, execution and delivery of the Indenture and the genuineness of signatures and to such counsel’s reliance on RBC and other sources as to certain factual matters, all as stated in the legal opinion dated December 20, 2023, which has been filed as Exhibit 5.4 to RBC’s Form 6-K dated December 20, 2023.

Accelerated Return Notes®	TS-17

Accelerated Return Notes® Linked to the TOPIX®, due July 25, 2025
Terms Incorporated in Master Global Security
The terms appearing under the captions “Summary—Terms of the Notes” and “Summary—Redemption Amount Determination” on page TS-2 above, the pricing date, settlement date and maturity date appearing on the cover page, and the applicable terms included in the documents listed under “Summary” on page TS-2 are incorporated into the master global security that represents the notes and is held by The Depository Trust Company.
Where You Can Find More Information
We have filed a registration statement (including a product supplement, a prospectus supplement, and a prospectus) with the SEC for the offering to which this term sheet relates.  Before you invest, you should read the Note Prospectus, including this term sheet, and the other documents that we have filed with the SEC, for more complete information about us and this offering.  You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov.  Alternatively, we, any agent, or any dealer participating in this offering will arrange to send you these documents if you so request by calling MLPF&S or BofAS toll-free at 1-800-294-1322.

“Accelerated Return Notes®” and “ARNs®” are the registered service marks of Bank of America Corporation, the parent company of MLPF&S and BofAS.

Accelerated Return Notes®	TS-18